Cohesant Technologies Inc.
5845 West 82nd Street Suite 102
Indianapolis, Indiana 46278
January 15, 2008
Via EDGAR and FedEx
Peggy Fisher
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Cohesant Technologies Inc. Preliminary Proxy on Schedule 14A Filed December 14, 2007 File No. 000-24866
Dear Ms. Fisher:
We have received your comments to the preliminary proxy statement/information statement (the “Filing”), filed by Cohesant Technologies Inc. (the “Company”), set forth in your letter dated as of January 9, 2008 (the “Comment Letter”). For your convenience, we have repeated the text of your comments, followed by our response. We have filed an Amendment No. 2 to the Filing concurrent with this letter.
We respectfully respond to the comments set out in the Comment Letter as follows:
Questions and Answers about the Spin-off, page 4
1.	Include a Q&A that addresses whether CIPAR will be subject to the reporting requirements of the Securities Exchange Act of 1934 and whether the securities issued in the spin-off will be listed for trading on an exchange after the spin-off.
     Response: We have included a new Question and Answer in the section entitled “Questions and Answers About the Spin-Off” that addresses whether CIPAR will be subject to the reporting requirements of the Securities Exchange Act of 1934 and whether the securities issued in the spin-off will be listed for trading on an exchange after the spin-off.
Opinion of Our Financial Advisor, page 26
2.	Disclose that the Financial Advisor has consented to use of the opinion in the proxy statement.
     Response: We have included a statement in the section entitled “Opinion of Our Financial Advisor” that the Financial Advisor, Western Reserve Partners LLC, has consented to the use of its opinion in the proxy statement/information statement with respect to the fairness of the consideration to be received by the holders of Cohesant Technologies Inc. in the proposed merger with a subsidiary of Graco Inc. A copy of the consent will be included as an Exhibit to the amended CIPAR Form 10-SB, as Exhibit 23.2.

Financial Statements
3.	Please provide pro forma financial information for the disposition under Article 11 of Regulation S-X. In preparing the pro forma disclosure, please also consider the guidance from Staff Accounting Bulletin Topic 1(B)(2). After seeing your response, we may have further comment.
     Response: We have provided pro forma financial information for the disposition under Article 11 of Regulation S-X in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” In preparing the pro forma disclosure, the Company considered the guidance from Staff Accounting Bulletin Topic 1(B)(2).
4.	Please note that you may need to revise the filing to respond to comments we issue on your Form 10-SB for CIPAR Inc. filed January 8, 2008.
     Response: The Company has noted that it may need to further revise the Filing to respond to the Commission’s comments, if any, on the Form 10-SB for CIPAR Inc. filed January 8, 2008. The Form 10-SB will be amended to incorporate the changes made to the proxy statement/information statement incorporated into Amendment No. 2 to the Filing at such time as the Company responds to the Commission comments, if any, on the Form 10-SB.
* * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings with the Commission (the “filings”);

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Two courtesy copies of Amendment No. 2 to the Filing, including marked copies showing changes from Amendment No. 1 to the Filing, filed on January 4, 2008, are being sent to Jay Mumford, the SEC Examiner referenced in your letter.
If you have any questions regarding any of the foregoing, please contact Michael A. Ellis, Esq. of Porter, Wright, Morris & Arthur LLP, at (216) 443-2535 or facsimile (216) 443-9011.
Thank you for your assistance.
Sincerely,
/s/ Robert W. Pawlak
Robert W. Pawlak
Chief Financial Officer

cc:	Gary Todd Jay Mumford Morris H. Wheeler Michael A. Ellis